Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 14, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated February 4, 2008 entitled ‘Transaction in Own Securities’

2.	Stock Exchange Announcement dated February 7, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

3.	Stock Exchange Announcement dated February 8, 2008 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated February 8, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

5.	Stock Exchange Announcement dated February 11, 2008 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated February 14, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

7.	Stock Exchange Announcement dated February 15, 2008 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated February 18, 2008 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated February 19, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10.	Stock Exchange Announcement dated February 22, 2008 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated February 26, 2008 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated February 28, 2008 entitled ‘Block Listing’

13.	Stock Exchange Announcement dated February 29, 2008 entitled ‘Transaction in Own Securities - Voting rights and capital’

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 February 2008

Number of ordinary shares transferred:	263,479

Highest transfer price per share:	176.9p

Lowest transfer price per share:	173.8p

Following the above transfer, Vodafone holds 5,129,031,390 of its ordinary shares in treasury and has 53,124,264,807 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 6 February 2008 by Natwest ISA and PEP office that on 1 February 2008, Stephen Roy Scott, a person discharging managerial responsibility, acquired an interest in 55  shares  of US$0.11 3/7  each through his participation in a Dividend Reinvestment Plan, for which each share was valued at 180.5p.

P R S Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 February 2008

Number of ordinary shares transferred:	23,393

Highest transfer price per share:	177.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,129,007,997 of its ordinary shares in treasury and has 53,124,637,281 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 8 February 2008 by Halifax EES Trustees Limited that on 1 February 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7  each in the Company at the price of 181p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Share Incentive Plan, the Deferred Share Bonus and the Vodafone vested share account:

Andrew Nigel Halford*	5,282
Arun Sarin*	23,167
Paul Michael Donovan	5,934
Terry Dean Kramer	410
Simon David Lewis	4
Frank Rövekamp	707
Stephen Roy Scott	188

* Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 February 2008

Number of ordinary shares transferred:	40,857

Highest transfer price per share:	174.2p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,128,967,140 of its ordinary shares in treasury and has 53,125,000,946 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 13 February 2008 by UBS Wealth Management that on 1 February 2008, Mr John Buchanan, a non-executive director of the Company, acquired 2,721 shares of US$0.11 3/7  each in the Company, through his participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 178.74p

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 February 2008

Number of ordinary shares transferred:	132,452

Highest transfer price per share:	181.3p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,128,834,688 of its ordinary shares in treasury and has 53,125,237,832 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 February 2008

Number of ordinary shares transferred:	74,812

Highest transfer price per share:	177.7p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,128,759,876 of its ordinary shares in treasury and has 53,125,312,644 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 19 February 2008 by HBOS Employee Equity Solutions that on 12 February 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7  each in the Company at the price of 174p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	144
Paul Michael Donovan	144
Terry Dean Kramer	144
Stephen Roy Scott	144

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 February 2008

Number of ordinary shares transferred:	371,090

Highest transfer price per share:	174.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,128,388,786 of its ordinary shares in treasury and has 53,125,719,123 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 February 2008

Number of ordinary shares transferred:	132,807

Highest transfer price per share:	163.9p

Lowest transfer price per share:	162p

Following the above transfer, Vodafone holds 5,128,255,979 of its ordinary shares in treasury and has 53,125,878,857 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

BLOCK LISTING

Vodafone Group Plc (“the Company”)

Application has been made by the Company to the UK Listing Authority for cancellation of the following block listings, originally admitted to trading on 1 July 2006:-

AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan	74,407,082
Restricted/Phantom Stock awards	5,148,784
Employee Share Purchase Plan	1,421,875

There are no subsisting awards under the above Plans.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES — Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7  each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 February 2008

Number of ordinary shares transferred:	102,090

Highest transfer price per share:	168p

Lowest transfer price per share:	165.1p

Following the above transfer, Vodafone holds 5,128,153,889 of its ordinary shares in treasury and has 58,254,271,254 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 53,126,117,365 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,126,117,365.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	March 14, 2008	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary